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07005703

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) **AND ENDING** 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc. and Subsidiary

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickel Key Drive, Suite 400
(No. and Street)

Miami	**Florida**	**33131**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Gerardo Reyes Retana **786-425-1717**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 South Biscayne Blvd. Suite 400	**Miami**	**FL**	**33131**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gerardo Reyes Retana, swear that, to the best of my knowledge and belief the accompanying consolidated financial statements pertaining to INVEX, Inc. and subsidiary (the "Company") for the years ended December 31, 2006 and 2005 and supplemental schedule as of December 31, 2006, are true and correct. I further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



CAROLINA J. CARMONA
Notary Public - State of Florida
My Commission Expires Aug 4, 2009
Commission # DD458344
Bonded By National Notary Assn.

Notary Public

Signature

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Consolidated Statements of Financial Condition.
- [x] (c) Consolidated Statements of Operations.
- [x] (d) Consolidated Statements of Cash Flows.
- [x] (e) Consolidated Statements of Shareholder's Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (not applicable as it is exempt from requirements, see footnote 8 of the consolidated financial statements).
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable as it is exempt from requirements, see footnote 8 of the consolidated financial statements).
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not applicable).
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report (not applicable).
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVEX, Inc. and Subsidiary

Consolidated Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, Independent Auditors' Report, and Supplemental Report on Internal Control

* * * * * *

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934

INVEX, INC. AND SUBSIDIARY

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholder of
INVEX, Inc.
Miami, Florida

We have audited the accompanying consolidated statements of financial condition of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A. de C.V., and subsidiary (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of operations, shareholder's equity, and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of INVEX, Inc. and subsidiary as of December 31, 2006 and 2005, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 21, 2007

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS		
CASH AND CASH EQUIVALENTS	$ 1,650,875	$ 169,118
RESTRICTED CASH	417,848	
DEPOSITS WITH CLEARING BROKER	186,309	176,772
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL	62,856,966	67,525,456
SECURITIES OWNED—At market value	11,407,849	10,708,925
RECEIVABLES FROM OTHER BROKERS AND DEALERS	392,055	893,792
RECEIVABLE FROM CLEARING BROKER	455,349	286,029
DEFERRED TAX ASSET—Net	177,499	144,656
INTEREST AND ACCOUNTS RECEIVABLE	87,482	154,106
FURNITURE AND EQUIPMENT, net of accumulated depreciation of $281,813 and $156,655 in 2006 and 2005, respectively	161,675	264,981
OTHER ASSETS	107,347	178,496
TOTAL	$ 77,901,254	$ 80,502,331
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES:		
Payables to customers	$ 62,794,996	$ 67,409,488
Other liabilities	409,050	407,747
Total liabilities	63,204,046	67,817,235
COMMITMENTS (Note 9)		
SHAREHOLDER'S EQUITY:		
Common stock, $1 par value—1,000 shares authorized; issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	4,697,208	2,685,096
Total shareholder's equity	14,697,208	12,685,096
TOTAL	$ 77,901,254	$ 80,502,331

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
REVENUES:		
Commissions	$ 5,758,183	$4,214,915
Trading income—net	97,597	581,216
Interest income	794,809	643,790
Advisory fees	301,201	
Total revenues	6,951,790	5,439,921
EXPENSES:		
Employee compensation and benefits	1,723,060	1,099,281
Subscriptions, dues, and clearing fees	618,241	560,080
Communications	100,292	110,896
Professional fees	530,148	518,164
General and administrative	396,401	409,673
Interest expense	288,445	87,066
Occupancy and equipment rental	269,528	238,804
Total expenses	3,926,115	3,023,964
INCOME BEFORE PROVISION FOR INCOME TAXES	3,025,675	2,415,957
PROVISION FOR INCOME TAXES	(1,013,563)	(789,409)
NET INCOME	$ 2,012,112	$1,626,548

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE—December 31, 2004	$ 1,000	$ 9,999,000	$ 1,058,548	$ 11,058,548
Net income			1,626,548	1,626,548
BALANCE—December 31, 2005	1,000	9,999,000	2,685,096	12,685,096
Net income			2,012,112	2,012,112
BALANCE—December 31, 2006	$ 1,000	$ 9,999,000	$ 4,697,208	$ 14,697,208

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 2,012,112	$ 1,626,548
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	127,744	69,262
Loss (gain) on sale of furniture and equipment	3,175	(8,651)
Deferred tax (benefit) provision	(32,843)	75,257
(Increase) decrease in assets:		
Deposits with clearing broker	(9,537)	(4,454)
Securities purchased under agreements to resell	4,668,490	(19,806,315)
Securities owned—at market value	(698,924)	(1,107,575)
Receivables from other brokers and dealers	501,737	(244,744)
Receivable from clearing broker	(169,320)	5,991
Interest and accounts receivable	66,624	(81,876)
Other assets	71,149	(101,867)
Increase (decrease) in liabilities:		
Payables to customers	(4,614,492)	19,771,326
Other liabilities	1,303	36,281
Net cash provided by operating activities	1,927,218	229,183
CASH FLOWS FROM INVESTING ACTIVITIES:		
Increase in restricted cash	(417,848)	
Purchases of furniture and equipment	(29,613)	(143,194)
Proceeds from sales of furniture and equipment	2,000	30,259
Net cash used in investing activities	(445,461)	(112,935)
NET INCREASE IN CASH AND CASH EQUIVALENTS	1,481,757	116,248
CASH AND CASH EQUIVALENTS—Beginning of year	169,118	52,870
CASH AND CASH EQUIVALENTS—End of year	$ 1,650,875	$ 169,118
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:		
Interest	$ 293,698	$ 87,066
Income taxes	$ 927,000	$ 820,000

See notes to consolidated financial statements.

INVEX, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1. ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Parent's business activities include underwriting and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Grupo Financiero, S.A. de C.V. (the "Group").

INVEX is an NASD-registered securities broker/dealer offering brokerage services for the Mexican clients of its Parent, as well as executing proprietary trading for the firm. The majority of INVEX's and its wholly owned subsidiary, INVEX USA (collectively, the "Company") revenue relates to commissions and markups attributable to customer transactions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company's, after the elimination of all intercompany balances and transactions.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with original maturities of three months or less to be cash equivalents.

Restricted Cash—Restricted cash represents cash deposited with an investment banking firm in connection with the credit default swap agreement described in Note 12.

Securities Transactions—Securities transactions, commission income and related expenses are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statements of operations. Commissions consist primarily of markups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions. As of December 31, 2006 and 2005, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent overnight transactions.

Securities inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note 3). Changes in fair value of securities owned are recorded in the consolidated statements of operations as trading income or losses.

Furniture and Equipment—Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Income Taxes—Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Recent Accounting Pronouncements Affecting the Company—In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes,* an interpretation of FASB Statement No. 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation additionally provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently in the process of evaluating the impact of FIN 48 on its consolidated financial statements.

In December 2006, the FASB issued SFAS No. 157, *Fair Value Measures* ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value and enhances disclosures about fair value measures required under other accounting pronouncements, but does not change existing guidance as to whether or not an instrument is carried at fair value. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company is currently reviewing the provisions of SFAS No. 157 to determine the impact for the Company.

3. SECURITIES INVENTORY

The components of securities inventory at December 31, 2006 and 2005, are as follows:

	2006	2005
Domestic—U.S. treasury securities	$ -	$ 6,728,045
Domestic—U.S. corporate equity securities	2,710,300	
Foreign—commercial paper	4,994,167	
Foreign—debt instruments	3,703,382	3,980,880
	$11,407,849	$10,708,925

4. RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2006, is as follows:

	Part IIA of Form X-17A-5	Reclassifications	Adjustments	Consolidation of Subsidiaries	Financial Statements
Assets:					
Cash and cash equivalents	$ 105,090	$ 1,545,785	$	$	$ 1,650,875
Restricted cash		417,848			417,848
Deposits with clearing broker		186,309			186,309
Securities purchased under agreements to resell				62,856,966	62,856,966
Securities owned—at market value	11,916,812	(1,545,485)		1,036,522	11,407,849
Receivables from other brokers and dealers	1,717,329	(1,325,279)	5		392,055
Receivable from clearing broker		455,338	11		455,349
Deferred tax asset—net		177,499			177,499
Interest and accounts receivable		88,285	(1)	(802)	87,482
Furniture and equipment—net of accumulated depreciation	161,675				161,675
Investment in subsidiaries	1,097,720		(30)	(1,097,690)	
Other assets	107,646	(300)	1		107,347
Total	$ 15,106,272	$	$ (14)	$ 62,794,996	$ 77,901,254
Liabilities:					
Payables to customers	$	$	$	$ 62,794,996	$ 62,794,996
Payables to brokers or dealers	68	(68)			
Other liabilities	408,983	68	(1)		409,050
Total liabilities	409,051		(1)	62,794,996	63,204,046
Shareholder's equity	14,697,221		(13)		14,697,208
Total	$ 15,106,272	$	$ (14)	$ 62,794,996	$ 77,901,254

5. INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and loss carryforwards.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2006 and 2005 is primarily due to state income taxes and permanent differences between book and tax income.

The Company has a capital loss carryforward of $401,196 as of December 31, 2006 which can be used to offset future capital gains and expires in the following manner: $62,492 in 2007 and $338,704 in 2009. During 2005, a valuation allowance that had been established for a portion of the benefit related to the capital loss carryforward that was expected to expire unused was reversed. Management believes that, based on the available evidence, a valuation allowance is not necessary because it is not expected that any of the remaining capital loss carryforward will expire unused. As such, it is more likely than not that the benefit related to the capital loss carryforward will be realized.

The summary of the Company's provision for income taxes for the years ended December 31, 2006 and 2005, is as follows:

	2006	2005
Current tax provision:		
Federal	$1,008,313	$ 858,181
Capital loss carryforward (utilization)	(25,788)	(152,298)
State	63,881	8,269
	1,046,406	714,152
Deferred tax (benefit) provision	(32,843)	75,257
	(32,843)	75,257
Provision for income taxes	$1,013,563	$ 789,409

The summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2006 and 2005, is as follows:

	2006	2005
Deferred taxes:		
Asset—capital loss carryforward	$136,407	$ 162,195
Asset (liability)—depreciation	41,092	(17,539)
Net deferred tax asset before valuation allowance	177,499	144,656
Valuation allowance	-	-
Net deferred tax asset	$177,499	$ 144,656
Valuation allowance—beginning of year	$	$ 388,113
Change in realization of tax carryforwards		(388,113)
Valuation allowance—end of year	$ -	$ -

6. TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

7. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). The Company has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2006 and 2005. At December 31, 2006 and 2005, the Company had net capital as defined by Rule 15c3-1(f) of $11,259,146 and $10,552,721, respectively, which was $11,009,146 and $10,302,721 in excess of the required minimum net capital, respectively.

8. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirement and the Company is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

9. COMMITMENTS

The Company leases office space under an operating lease in Dallas, Texas, and Miami, Florida. The lease in Dallas, Texas, expires on March 31, 2009, and the lease in Miami, Florida, expires on May 31, 2011. These leases provide for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The future minimum lease payments for the Company are as follows:

Years Ending December 31	
2007	$ 251,295
2008	256,257
2009	196,927
2010	180,696
2011	76,211
Total	$ 961,386

Rent expense amounted to $227,040 and $159,350, net of sublease income of approximately $23,661 and $22,591, for the years ended December 31, 2006 and 2005, respectively.

10. OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral.

11. RELATED-PARTY TRANSACTIONS

The Company paid an annual fee totaling $103,400 to the Parent during both 2006 and 2005 for use of the name "INVEX." In March 2006, the Company paid the Parent $9,043 for software licenses. These fees are included as a component of professional fees in the accompanying consolidated statements of operations.

In December 2006, INVEX received $301,201 from Spira de Mexico, S.A. de C.V. an affiliate company based in Mexico for advisory services. These advisory fees are recorded as a component of revenues in the accompanying 2006 consolidated statements of operations.

The Company has approximately $14,985 and $12,373 of receivables at December 31, 2006 and 2005, respectively, from employees related to personal expenses on the employees' corporate charge cards and cell phone charges. Such amounts are included in interest and accounts receivable in the accompanying consolidated statements of financial condition.

12. CREDIT DEFAULT SWAP AGREEMENT

The Company entered into a Credit Default Swap Agreement (the "Agreement") with an investment banking firm in order to mitigate the potential risk of nonpayment of debt securities issued by a foreign country that it periodically trades within its securities owned portfolio. The Agreement guarantees a total face value of $5,000,000 of debt securities issued by the foreign country in the event of default. The Company pays an interest based fee to the investment banking firm in return for this guarantee. During the year ended December 31, 2006, the Company recorded interest expense of approximately $150,000 related to this Agreement and is presented as a component of interest expense in the accompanying 2006 consolidated statement of operations. The Agreement also calls for the Company to hold a certain amount of its cash in an interest bearing account with the financial institution to guarantee payment of future interest. As of December 31, 2006, the balance of this account totaled $417,848 and is presented as restricted cash in the accompanying consolidated balance sheet.

13. EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participates in a Salary Reduction Simplified Employee Pension Plan (the "Plan") for its employees. An employee is eligible to participate in the plan after three months of employment with the Company. Employees can contribute from 1 to 15% of their bi-weekly pay into the Plan to a maximum of the lesser of 25% of the participant's compensation (limited to $220,000 of the participant's compensation) or $15,000 in 2006. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan. During the years ended December 31, 2006 and 2005, the Company contributed $22,708 and $18,992, respectively to the Plan.

* * * * * *

INVEX, INC. **SCHEDULE I**

UNCONSOLIDATED COMPUTATION OF NET CAPITAL
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
UNDER THE SECURITIES EXCHANGE ACT OF 1934
AS OF DECEMBER 31, 2006

NET CAPITAL—Total shareholder's equity from statements of financial condition	$ 14,697,208
DEDUCT—Nonallowable assets:	
Restricted cash	417,848
Deferred tax asset	177,499
Receivables	406,833
Investments in and receivables from subsidiary	1,097,720
Furniture and equipment—net	161,675
Other assets	107,347
Total nonallowable assets	2,368,922
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	12,328,286
DEDUCT—Haircuts on securities:	
Debt securities	262,452
Other securities	806,688
Total haircuts on securities	1,069,140
NET CAPITAL	$ 11,259,146
CAPITAL REQUIREMENT—Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000	$ 250,000
NET CAPITAL IN EXCESS OF REQUIREMENT	11,009,146
NET CAPITAL AS ABOVE	$ 11,259,146

There are no material differences between the net capital amount above and the amount reported on the Company's unaudited Focus report.

Deloitte.

Deloitte & Touche LLP
Certified Public Accountants
Suite 400
200 South Biscayne Boulevard
Miami, FL 33131-2310
USA

Tel: +1 305 372 3100
Fax: +1 305 372 3160
www.deloitte.com

February 21, 2007

INVEX, Inc.
601 Brickell Key Drive
Suite 400
Miami, FL 33131

In planning and performing our audit of the consolidated financial statements of INVEX, Inc., a Delaware corporation wholly owned by INVEX, Casa de Bolsa, S.A.de C.V., and subsidiary (the "Company") as of and for the year ended December 31, 2006 (on which we issued our report dated February 21, 2007), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

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